RECEIVED

2008 NOV -3 A 10:03

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

22nd October 2008

By Registered Airmail

08005660

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 21st October 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

11/3

P:\WC\CPA6\Letter\CPA6-5-General Correspondence.doc

CATHAY PACIFIC

RECEIVED
2008 NOV -3 A 10: 03

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Cessation of Alternate Director

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that Mr. CHANG Li Hsien Leslie has ceased to be Alternate Director to Mr. FAN Hung Ling Henry with effect from 21st October 2008.

Mr. CHANG Li Hsien Leslie served as Alternate Director to Mr. FAN Hung Ling Henry from 7th November 2006 until 21st October 2008, on which date his appointment was revoked by his appointor Mr. FAN Hung Ling Henry in accordance with the Company's Articles of Association. Mr. CHANG Li Hsien Leslie has confirmed that he is not aware of any matter relating to his cessation as Alternate Director to Mr. FAN Hung Ling Henry that needs to be brought to the attention of the shareholders of the Company.

Save as disclosed above, there is no other information relating to Mr. CHANG Li Hsien Leslie to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Ian Shiu, John Slosar and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods and Zhang Lan
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 21st October 2008

END